Exhibit (h)(7)

FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT

This Agreement, dated as of April 30,2017, is by and between Sentinel Asset Management, Inc., a Vermont corporation, located at One National Life Drive, Montpelier, VT 05604 (“Sentinel”) and Sentinel Variable Products Trust, a Delaware business trust (the “Trust”), located at One National Life Drive, Montpelier, VT 05604, on behalf of its series the SVP Balanced Fund (the “Fund”).

WHEREAS, Sentinel and the Trust have entered into an Investment Advisory Agreement as of November 8, 2002 (the “Advisory Agreement”), pursuant to which Sentinel provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, Sentinel and the Trust, on behalf of itself and the Fund, have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which such share class of the Fund would otherwise be subject;.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Trust, on behalf of the Fund, agree as follows:

1.       Sentinel shall waive fees and/or reimburse expenses of the Fund to the extent necessary to prevent the total operating expense ratio of the Fund, on an annualized basis, from exceeding 0.85%.

2.       This Agreement shall be effective from the date hereof and continue through April 30, 2018. Nevertheless, this agreement may be terminated at any time prior to such date upon 90 days’ notice by a majority of Board of Trustees of the Trust, including a majority of the non-interested Trustees of the Trust.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

SENTINEL VARIABLE PRODUCTS TRUST, on behalf of its series, the SVP Balanced Fund

/s/ Thomas H. Brownell
Thomas H. Brownell President

SENTINEL ASSET MANAGEMENT, INC.

/s/ Thomas H. Brownell
Thomas H. Brownell President and Chief Executive Officer